SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of November, 2007

ON TRACK INNOVATIONS LTD.
(Name of Registrant)

Z.H.R. Industrial Zone, P.O. Box 32, Rosh-Pina, Israel, 12000
(Address of Principal Executive Office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒ Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes ☐ No ☒

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes ☐ No ☒

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐ No ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):

ON TRACK INNOVATIONS LTD.

6-K ITEM

SIGNATURES

        Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

ON TRACK INNOVATIONS LTD. (Registrant) By: /s/ Oded Bashan —————————————— Oded Bashan Chief Executive Officer and Chairman

Date: November 13, 2007

Press Release

For Immediate Release

OTI UNVEILS HERA, A FIRST-OF-ITS-KIND COMPLETELY
AUTOMATED LASER-BASED PRODUCTION LINE FOR DUAL
INTERFACE SMARTCARDS

The New Production Line will be Presented and Demonstrated at OTI's Booth
#4 K 044, at Cartes 2007, Paris, between November 13-15.

Fort Lee, NJ– November 12, 2007 – On Track Innovations Ltd. (OTI) (NASDAQ-GM: OTIV), a global leader in contactless microprocessor-based smart card solutions for homeland security, payments, petroleum payments and other applications, announced today that it will be showing a first-of-its-kind new and innovative, completely automated production line for Dual Interface Smartcards at Cartes 2007 in Paris, Booth #4 K 044. The fully automated production line is designed to support the growing demand for a Dual Interface that works with both contact and contactless applications, such as the EMV cards that the large card associations are starting to roll out, mainly in the payment sector in Europe; it is also designed to support governments in issuing and producing secured ID cards such as European Citizen cards. The new production line increases efficiency, speeds up the manufacturing process, saves on manpower and reduces the chance for human error.

The Hera Dual Interface manufacturing solution was designed and developed based on years of extensive experience and know-how at OTI’s subsidiary, MCT, based in Shenzhen, China. The production line implements cutting edge technologies, such as laser soldering and vision systems, meant to provide customers with an advanced solution for manufacturing the most reliable and durable Dual Interface Smartcards in a cost effective manner. The solution is based on patented processes and on proprietary manufacturing methods and techniques. The machine increases the yield of qualified products, reduces the time spent on trouble-shooting, and is easy and relatively inexpensive to maintain.

In addition to the dual interface card production line, OTI has also designed and developed a series of electronic passport testing equipment to enable e-Passport manufacturers to independently run ICAO’s durability tests and assure that best products are shipped to consumers. The lab equipment market consists of labs, GPOs and e-Passport manufacturers.

The Hera Solution will be demonstrated at OTI’s booth at CARTES show in Paris.

Oded Bashan, Chairman and Chief Executive Officer of OTI said: “The Hera product line represents the most advanced solution offered to card manufacturers that are interested in supporting the growing Dual Interface cards market, for both the EMV and the ID cards markets. It combines patented processes and proprietary know how developed over years of experience. The automated production line allows manufactures to support large issuers and card products with minimum manpower and a cost effective and reliable process”.

About OTI
Established in 1990, OTI (NASDAQ-GM: OTIV) designs, develops and markets secure contactless microprocessor-based smart card technology to address the needs of a wide variety of markets. Applications developed by OTI include product solutions for petroleum payment systems, homeland security solutions, electronic passports and IDs, payments, mass transit ticketing, parking, loyalty programs and secure campuses. OTI has a global network of regional offices to market and support its products. The company was awarded the Frost & Sullivan 2005 and 2006 Company of the Year Award in the field of smart cards.

For more information on OTI, visit www.otiglobal.com, the content of which is not part of this press release.

Safe Harbor for Forward-Looking Statements:
This press release contains forward-looking statements within the meaning of the “safe harbor” provisions of the Private Securities Litigation Reform Act of 1995 and other Federal securities laws. Whenever we use words such as “believe,” “expect,” “anticipate,” “intend,” “plan,” “estimate” or similar expressions, we are making forward-looking statements. Because such statements deal with future events and are based on OTI’s current expectations, they are subject to various risks and uncertainties and actual results, performance or achievements of OTI could differ materially from those described in or implied by the statements in this press release. For example, forward-looking statements include statements regarding our goals, beliefs, future growth strategies, objectives, plans or current expectations, such as those regarding the superiority of the Hera Solution. Forward-looking statements could be impacted by market acceptance of new and existing products and our ability to execute production on orders, as well as the other risk factors discussed in OTI’s Annual Report on Form 20-F for the year ended December 31, 2006, which is on file with the Securities and Exchange Commission. Although OTI believes that the expectations reflected in such forward-looking statements are based on reasonable assumptions, it can give no assurance that its expectations will be achieved. Except as otherwise required by law, OTI disclaims any intention or obligation to update or revise any forward-looking statements, which speak only as of the date hereof, whether as a result of new information, future events or circumstances or otherwise.

OTI Contact:	Investor Relations
Galit Mendelson	Miri Segal
Director of Corporate Communications	Strategic Growth International
201 944 5200 ext. 111	212 838 1444
galit@otiglobal.com	msegal@sgi-ir.com